AUDAX CREDIT BDC INC.
101 HUNTINGTON AVENUE
BOSTON, MA 02199

July 10, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Audax Credit BDC Inc.
        File Number 814-01154

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), Audax Credit BDC Inc., a Delaware corporation (the "Company") (File No. 814-01154), has today filed the following documents:

1. a copy of the Company's fidelity bond (the "Bond"), including a statement as to the period for which the premium has been paid (attached as Exhibit A); and

2. a certified copy of the resolutions of the board of directors of the Company, including a majority of directors who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of the Company, approving the form and amount of the Bond (attached as Exhibit B).

                        Very truly yours,

                        Audax Credit BDC Inc.

                        By: /s/ Byron Pavano
                               Name: Byron Pavano
                               Title: Chief Compliance Officer

<u>Exhibit A</u>

Bond



THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company, hereinafter called the Company, is binding coverage described as follows:

1.   Named of Assured: Audax Credit BDC, Inc.
     Address: 101 Huntington Avenue
                                Boston, Massachusetts 02199

     In care of
2.   Producer: Willis Of New York, Inc.
     Attn: Tom Meringer
     Address: 200 Liberty Street
                                New York, NY 10281
     Licensed Producer: Erik Andersson

3.   Bond Number: 82209640

4.   Bond Type/Form No.:   Financial Institution Investment Company
                                Asset Protection Bond (Ed. 5-98)
                                Form 17-02-1421

5.   Term of Binder: From: 12:01 a.m. on   07/02/2015
                                To: until policy   issuance

6.   Bond Period: From: 12:01 a.m. on   07/02/2015
                                To: 12:01 a.m. on   07/02/2016

7.   Limits of Liability:

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 1,000,000	$ 0
2. On Premises	$ 1,000,000	$ 10,000
3. In Transit	$ 1,000,000	$ 10,000
4. Forgery or Alteration	$ 1,000,000	$ 10,000
5. Extended Forgery	$ 1,000,000	$ 10,000
6. Counterfeit Currency	$ 1,000,000	$ 10,000
7. Threat to Person	$ Not Covered	$ Not Covered
8. Computer System	$ 1,000,000	$ 10,000
9. Voice Initiated Funds Transfer Instruction (covered under Fraudulent Transfer)	$ Not Covered	$ Not Covered
10. Uncollectible Items of Deposit	$ 1,000,000	$ 10,000

11. Audit Expense	$	50,000	$	5,000
12. Fraudulent Transfer Instructions	$	1,000,000	$	10,000
13. Extended Computer Systems	$	1,000,000	$	10,000
14. Unauthorized Signature	$	50,000	$	5,000
15. Claims Expense	$	50,000	$	5,000

8. Endorsements:

14-02-21330 Fraudulent Transfer Instructions - $10,000 call back amount
17-02-2976 Extended Computer Systems
17-02-5602 Unauthorized Signature
17-02-6282 Claims Expense
17-02-2437 Deleting Valuation-Other Property and Amending Change or Modification Endorsement
14-02-14098 Automatic Increase in Limits
17-02-1360 Termination-NonRenewal-Notice
14-02-12160 Important Notice – The SEC Requires Proof of Your Fidelity Insurance Policy
10-02-1281 Terrorism Notice
10-02-1295 Important Notice to Policyholders
14-02-9228 Compliance with Applicable Trade Sanction Laws

9. Premium: $ 2,700.00 (1 Year Prepaid Premi

10. Commission Payable: 15%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 6/9/2015 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb). If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: _____*Jillian Sandler*_____   Date: June 25, 2015
        Authorized Representative



OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.



Standard Terms and Conditions for U.S. Property & Casualty Retail Accounts

Please note the following terms and conditions related to your decision to utilize Willis to purchase insurance coverage, products and/or services:

Services and Responsibilities

The services we provide to you will rely in significant part on the facts, information and direction provided by you or your authorized representatives. In order to make our relationship work, we must each provide the other with accurate and timely facts, information and direction as is reasonably required. You must provide us with complete and accurate information regarding your loss experience, risk exposures, and changes in the analysis or scope of your risk exposures and any other information reasonably requested by us or insurers. It is important that you advise us of any material changes in your business operations that may affect our services or the insurance coverages we place for you. A factor or circumstance is material if it would influence the judgment of a prudent insurer in determining premium and whether or not they would underwrite the risk. Therefore, all information which is material to your coverage requirements or which might influence insurers in deciding to accept your business, finalizing the terms to apply and/or the cost of cover, must be disclosed. Failure to make full disclosure of material facts might potentially allow insurers to avoid liability for a particular claim or to void the contract. This duty of disclosure applies equally at renewal of your existing coverage and upon placement of new lines of coverage. Willis will not be responsible for any consequences which may arise from any delayed, inaccurate or incomplete information.

We will assess the financial soundness of the insurers we recommend to provide your coverages based on publicly available information, including that produced by well-recognized rating agencies. Upon request, we will provide you with our analysis of such insurers. We cannot, however, guarantee or warrant the solvency of any insurer or any intermediary that we may use to place your coverage.

If you have a multi-year policy, it is important that you understand the limitations associated with the coverage options and the possibility that the financial strength of the carrier may change throughout the term of the policy. We recommend that you review the insurer's ratings for any downgrades during the term of this multi-year policy.

The final decisions with respect to all matters relating to your insurance coverages, risk management, and loss control needs and activities are yours. We will procure the insurance coverage chosen by you, prepare or forward insurance binders, and review and transmit policies to you.

If your insurance risks are in more than one jurisdiction, we, where required, will liaise between you and insurers to agree how to apportion the premium between applicable jurisdictions, and the amount of insurance premium tax payable in each jurisdiction. In providing such services, Willis is acting in its capacity as an insurance broker. You should seek your own advice in relation to such tax laws where you consider it necessary. We will not be liable to you should the apportionment of premium or amount of tax payable under the policy be challenged by any tax authority. In addition, we will not be liable to you should the insurers fail, or refuse, to collect and pay such insurance premium tax to the relevant authorities.

We will review all binders, policies and endorsements for the purpose of confirming their accuracy and conformity to negotiated specifications and your instructions and advise you of any errors in, or recommended changes to, such policies. You agree that you will also review all such documents and advise us of any questions you have or of any document or provision which you believe may not be in accordance with your instructions as soon as possible, and in no event longer than two weeks, after you receive them. Your coverage is defined by the terms and conditions detailed in your insurance policies and endorsements. Your review of these documents, and any review you may seek from outside legal counsel or insurance consultants, is expected and essential.

We will meet, as requested by you, with your representatives to explain coverage and policies. We will promptly respond to your requests for coverage information, analysis of changing market conditions, and assistance in reporting subsequent changes in information to insurance companies and service providers.

In our capacity as insurance brokers, we do not provide legal or tax advice. We encourage you to seek any such advice you want or need from competent legal counsel or tax professionals.

Confidentiality

We will treat information you provide us in the course of our professional relationship as confidential and will use it only in performing services for you, except as directed by you or stated herein. We may share this information with third parties as may be required to provide our services. We may also disclose this information to the extent required to comply with applicable laws or regulations or the order of any court or tribunal. We may share this information with other affiliated Willis companies in order to help provide our services and for matters connected with the management, development or operation of our and their business, and to the extent we do so, any such affiliated Willis companies will also keep your information confidential subject to our agreement with you. By providing us with data, you agree and represent that you are fully authorized to possess that data and to provide it to us, and further that we are fully authorized to obtain, maintain, process and transfer such data in a commercially reasonable manner and as we reasonably deem advisable in order to provide our services. You also agree that we may aggregate and anonymise your information and may disclose to third parties certain anonymised or industry-wide statistics or other information which may include information relating to you, but that we will not, without your consent, reveal any information specific to you other than on an anonymised basis and as part of an industry or sector-wide comparison. In our use of the information that you provide us, we agree that we will comply with all applicable privacy laws, and that we have implemented and will maintain commercially reasonable and appropriate security measures in order to protect sensitive information from unauthorized use or disclosure. Records you provide us will remain your property and will be returned to you upon request, although we will have the right to retain copies of such records to the extent required in the ordinary course of our business or by law. You will treat any information we provide to you, including data, recommendations, proposals, or reports, as confidential, and you will not disclose it to any third parties. You may disclose this information to the extent required to comply with applicable laws or regulations or the order of any court or tribunal. We retain the sole rights to all of our proprietary computer programs, systems, methods and procedures and to all files developed by us.

Willis represents and warrants that, with respect to the personal information of any Massachusetts resident, (1) it has and is capable of maintaining appropriate security measures to protect Personal Information consistent with 201 CMR 17.00 and any applicable federal regulations; and (2) as of the Agreement Effective Date, it has and will at all times during the term of this Agreement, maintain a comprehensive written information security program that complies with applicable privacy and data security laws. Willis's information security program shall contain at least the following:

- Reasonable restrictions upon physical access to records containing personal information and storage of such records and data in locked facilities, storage areas or counters.

- Regular monitoring to ensure that the comprehensive information security program is operating in a manner reasonably calculated to prevent unauthorized access to or unauthorized use of personal information; and upgrading information safeguards as necessary to limit risks.

- Reviewing the scope of the security measures at least annually or whenever there is a material change in business practices that may reasonably implicate the security or integrity of records containing personal information.

- Documenting responsive actions taken in connection with any incident involving a breach of security, and mandatory post-incident review of events and actions taken, if any, to make changes in business practices related to protection of personal information.

Carrier Quotes

The quotes we have provided to you are based upon the information that you have provided to us. If you discover that previously submitted information is inaccurate or incomplete, please advise us immediately so that we can attempt to revalidate terms with insurers.



A carrier quote is an offer to provide coverage. Offers can be modified or withdrawn prior to your acceptance through your order to bind coverage. The quote itself is not a legally binding commitment or a confirmation of actual coverage. Should you choose to bind coverage, we will secure a formal commitment, typically in the form of a binder on a form issued or approved by the carrier(s) at issue.

Compensation and Disclosure

Willis is an insurance producer licensed to do business worldwide, including in all 50 states and the District of Columbia. Insurance producers are authorized by their license to work with insurance purchasers and discuss the benefits and terms and conditions of insurance contracts; to offer advice concerning the substantive benefits of particular insurance contracts; to sell insurance; and to obtain insurance for purchasers. The role of an insurance producer in any particular transaction involved one or more of these activities.

The compensation that will be paid to Willis will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business Willis provides to the insurer or the profitability of insurance contracts Willis provides to the insurer also may affect compensation. Willis may accept this compensation in locations where it is legally permissible, and meet standards and controls to address conflicts of interest. Because insurers account for contingent payments when developing general pricing, the price you pay for your policies is not affected whether Willis accepts contingent payments or not. If you prefer that we not accept contingent compensation related to your policy, we will request that your insurer(s) exclude your business from their contingent payment calculations.

Upon request, Willis will provide you with additional information about the compensation Willis expects to receive based in whole or in part on your purchase of insurance, and (if applicable) the compensation expected to be received based in whole or in part on any alternative quotes presented to you.

To the extent Willis is compensated by commissions paid to us by insurers, they will be earned for the entire policy period at the time we place policies for you. We will be paid the commission percentage stated for the placement of your insurance as indicated, and will receive the same commission percentage for all subsequent renewals of this policy unless we negotiate a different commission percentage with you.

Willis negotiates commission rates with certain insurers on a corporate level. If the rate on your placement is lower than the negotiated rate, Willis will collect the difference directly from the insurer. These payments will not increase the cost of your insurance or otherwise impact your premium or rates. These negotiated rates are detailed at: http://www.willis.com/About_Willis/The_Willis_Way/Commission_Rates/.

WillPLACE, a proprietary online tool, provides Willis brokers with access to global placement information so that we can seek to develop solutions for you with appropriate markets at competitive prices and terms. Some insurers pay Willis a fee for annual reporting on their book of business. Some of these insurers also pay Willis an additional fee for more detailed reporting on placements matched through the WillPLACE system. Any insurer payments related to the WillPLACE system will not increase the cost of your insurance.

Willis develops panels of insurers in certain market segments. Participating insurers are reviewed on a variety of factors. Commission rates on panel placements may be higher than rates paid on business placed outside of the panel process. Willis discloses its commission rates to clients on quotes obtained through the panel process prior to binding the coverage. In some instances, insurers pay an administration fee to participate in the panel process, or for additional reporting. Your Willis broker will provide you with additional information on Willis Panels upon request.

Where permitted by applicable law, Willis may assess a policy service fee. The fee is on a per-policy basis and is calculated on the premium amount. The policy service fee is compensation to Willis for such value-added services and resources including dedicated industry practices, technical resources, placement support and our strategic outcomes practices. The fee is not required by any insurer or regulator, nor is it included in the premium charged. It will be listed separately on your invoice. It is not necessary to procure a policy to obtain many of these and other services on a consultancy basis for a separate fee.

In some cases the use of a wholesale broker may be beneficial to you. We will not directly or indirectly place or renew your insurance business through a wholesale broker unless we first disclose to you in writing any compensation we or our corporate parents, subsidiaries or affiliates will receive as a result.

If wholesalers, underwriting managers or managing general agents have a role in providing insurance products and services to you, they will also earn and retain compensation for their role in providing those products and services. If any such parties are corporate parents, subsidiaries or affiliates of ours, any compensation we or our corporate parents, subsidiaries or affiliates will receive will be included in the total compensation we disclose to you. If such parties are not affiliated with us, and if you desire more information regarding the compensation those parties will receive, please contact us and we will assist you in obtaining this information**.**

In the ordinary course of business we may also receive and retain interest on premiums you pay from the date we receive the funds until we pay them to the insurers or their intermediaries, or until we return them to you after we receive such funds.

Commission schedules and other compensation arrangements related to our services on your behalf may change over time and may not always be congruent with your specific policy period. Willis will provide you with accurate information to the best of our knowledge when information is presented to you, but it is possible that compensation arrangements may change over time. We will update you on any changes to our compensation prior to your renewal, and will do so at any time upon your request.

As an insurance intermediary, we normally act for you. However, we or our corporate parents, subsidiaries or affiliates may provide services to insurers for some insurance products. These services may include (a) acting as a managing general agent, program manager or in other similar capacities which give us binding authority enabling us to accept business on their behalf and immediately provide coverage for a risk; (b) arranging lineslips or similar facilities which enable an insurer to bind business for itself and other insurers; or (c) managing lineslips for insurers. Contracts with these insurers may grant us certain rights or create certain obligations regarding the marketing of insurance products provided by the insurers.

We may place your insurance business under such a managing general agent's agreement, binding authority, lineslip or similar facility when we reasonably consider that these match your insurance requirements/instructions. When we intend to do so, we shall inform you and disclose the compensation payable to Willis in connection with the placement of the insurance coverage.

We may also provide reinsurance brokerage services to insurers with which your coverage is placed pursuant to separate agreements with those insurers. We may be compensated by the insurers for these services in addition to any commissions we may receive for placement of your insurance coverages.

Subsidiaries of Willis North America Inc are members of a major international group of companies. In addition to the commissions received by us from insurers for placement of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesale brokers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by our corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to you under their separate contracts with insurers or reinsurers.

The insurance market is complex, and there could be other relationships which are not described in this document which might create conflicts of interest. If a conflict arises for which there is no practicable way of complying with this commitment, we will promptly inform you and withdraw from the engagement, unless you wish us to continue to provide the services and provide your written consent. Please let us know in writing if you have concerns or we will assume that you understand and consent to our providing our services pursuant to these terms.

The Foreign Account Tax Compliance Act (FATCA) is a U.S. law aimed at foreign financial institutions and other financial intermediaries (including insurance companies and intermediaries such as brokers) to prevent tax evasion by U.S. citizens and residents through offshore accounts. FATCA only applies if you are a U.S. company or individual or a non-U.S. company paying premium through a U.S. insurance broker to a non-U.S. insurer. In order to comply with FATCA, insurance companies and intermediaries must meet certain legal requirements. Insurance placed with an insurance company that is not FATCA compliant may result in a 30% withholding tax on your premium. Where FATCA is applicable to you, in order to avoid this withholding tax, Willis will only place your insurance with FATCA-compliant insurers and intermediaries for which no withholding is required unless you instruct us to do otherwise and provide your advance written authorization to do so. If you do instruct Willis to place your insurance with a non-FATCA compliant insurer or intermediary, you may have to pay an additional amount equivalent to 30% of the premium covering U.S.-sourced risks to cover the withholding tax. If you instruct us to place your insurance with a non-FATCA compliant insurer but you do not agree to pay the additional 30% withholding if required, we will not place your insurance with such insurer. Please consult your tax adviser for full details of FATCA.

Premium Financing

You may choose to use a premium finance company, property appraiser, structured settlement firm or other similar service provider in connection with the insurance coverages we place for you or the services we provide to you. Premium finance options are not always available, but where they are, Willis currently works with industry leading finance providers for this service. Where permitted by law, we receive a fee for the administrative services we provide those companies. These services include processing the premium finance applications and marketing and sales support they do not have. If you would like more information about the fee we receive, please let us know.

Premium Payment/Handling of Funds

You agree to provide immediately available funds for payment of premiums by the payment dates specified in the insurance policies, invoices or other payment documents. Failure to pay premium on time may prevent coverage from incepting or result in cancellation of coverage by the insurer. We will not be responsible for any consequences that may arise from any delay or failure by you to pay the amount payable by the indicated date.

We will handle any premiums you pay through us and any funds which we receive from insurers or intermediaries for payment or return to you in accordance with the requirements and restrictions of applicable state and federal insurance laws and regulations and state unclaimed property laws. In some cases we may transfer your funds directly to insurers. In other cases we may be required to transfer your funds to third parties such as wholesale brokers, excess and surplus lines brokers, or managing general agents for carrying out transactions for you.

Surplus Lines Placements



If a surplus lines, non-admitted and/or non-licensed insurer was used to quote your coverage, their premium rates, coverage terms and policy forms are not regulated by your home state. Their premium is subject to a surplus lines premium tax which is in addition to the premium. In the event of insolvency you will not be indemnified by any state guaranty fund for unpaid claims.

Claims

We will inform you of the reporting requirements for claims, including where claims should be reported and the method of reporting to be used, if applicable. Please carefully review any claims-reporting instructions or information we provide. Failure to timely and properly report a claim may jeopardize coverage for the claim. In addition, you should retain copies of all insurance policies and coverage documents as well as claims-reporting instructions after termination of the policies because in some cases you may need to report claims after termination of a policy.

Ethical Business Practice

We do not tolerate unethical behavior either in our own activities or in those with whom we seek to do business. We will comply with all applicable laws, regulations, and rules.

Sanctions

The sanctions profile of different business(es) may differ on the basis of a number of complex factors. Whether a sanctions program applies to you depends on a number of factors, including your ownership structure, control, location, and the nationality of your employees. In certain circumstances, the United States and other countries prohibit or restrict companies from conducting business in certain jurisdictions (e.g. Cuba), and can sanction companies who conduct such business. We cannot advise on the applicability of sanctions programs either to you or to insurers nor can we guarantee or otherwise warrant the position of any insurer under existing or future sanctions programs. You should take legal advice as you deem appropriate in this regard.

We will comply with all applicable sanctions programs and you are advised that, where obliged by law, we may have to take certain actions, including freezing of funds held on behalf of parties and individuals as required by sanctions programs.

Intellectual Property

Willis shall own and retain all right, title, and interest in and to the following (collectively, "Willis Property"): (i) all software, hardware, technology, documentation, and information provided by Willis in connection with the Claim and Risk Control Services; (ii) all ideas, know-how, methodology, models and techniques that may be developed, conceived, or invented by Willis during its performance under this Agreement; and (iii) all worldwide patent, copyright, trade secret, trademark and other intellectual property rights in and to the property described in clauses (i) and (ii) above. Accordingly, all rights in the Willis Property are hereby expressly reserved.

Electronic Communication

We agree that we may communicate with each other from time to time by electronic mail, sometimes attaching further electronic data as and when the circumstances require attachments. By consenting to this method of communication you and we accept the inherent risks (including the security risks of interception of or unauthorized access to such communications, the risks of corruption of such communications and the risks of viruses or other harmful devices). We each agree, however, that we will employ reasonable virus checking procedures on our computer systems, and we will each be responsible for checking all electronic communications received for viruses. You will also be responsible for checking that messages received are complete. In the event of a dispute neither of us will challenge the legal evidentiary standing of an electronic document, and the Willis system shall be deemed the definitive record of electronic communications and documentation.

Please note that our system blocks certain file extensions for security reasons, including, but not necessarily limited to, .rar, .text, .vbs, .mpeg, .mp3, .cmd, .cpl, .wav, .exe, .bat, .scr, .mpq, .avi, .com, .pif, .wma, .mpa, .mpg, .jpeg. Emails with such files attached will not get through to us; and no message will be sent to tell you they have been blocked. If you intend to send us emails with attachments, please verify with us in advance that our system will accept the proposed form of attachment.

Other Agreements

To the extent there is a conflict between these terms and conditions and a separately negotiated and signed agreement between you and Willis, the relevant portions of the signed agreement will control.

Severability

The provisions of this agreement shall be severable and, in the event any provision or portion of any provision shall be construed by any court of competent jurisdiction to be invalid, the same shall not invalidate any other provision of this agreement or the remainder of the enforceable portion of the provision.

Termination

In the event of termination, we will be entitled to receive and retain any commissions payable under the terms of our commission agreements with the insurers in relation to policies placed by us, whether or not the commissions have been received by us.

Our obligation to render services under the agreement ceases on the effective date of termination of the agreement. Nevertheless, we will process all remaining deposit premium installments on policies in effect at the time of termination. Claims and premium or other adjustments may arise after our relationship ends. Such items are normally handled by the insurance broker serving you at the time the claim or adjustment arises. However, it may be mutually agreed that we will provide services in these areas after the termination of our relationship for mutually agreed additional compensation. The obligations set forth under "Confidentiality" above shall survive any termination of the agreement.

Choice of Law

Our agreement for services shall be governed by and construed in accordance with the laws of the state in which our office is located.

Inquiries and Complaints

Your satisfaction is important to us. If you have questions or complaints, please inform the person who handles your account or contact the head of our office. Alternatively, you may call 1-866-704-5115, the toll free number we have set up exclusively for client feedback and complaints.

CERTIFICATE OF THE SECRETARY
OF AUDAX CREDIT BDC INC.
CERTIFYING RESOLUTIONS APPROVING THE FIDELITY BOND

THE UNDERSIGNED, the duly appointed Secretary of Audax Credit BDC Inc., a Delaware corporation (the "Company"), an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), does hereby certify that the form of resolutions set forth below were approved by the Board of Directors of the Company (the "Board of Directors"), including a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act, of the Company, on March 13, 2015, at a meeting of the Board of Directors:

RESOLVED, that the Company shall be named as an insured under a fidelity bond having an aggregate coverage of $1,000,000 issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED, that the fidelity bond in the amount and form presented at the meeting and as attached hereto be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of Directors, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company's assets, and the nature of the securities in the Company's portfolio;

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form discussed at the meeting;

RESOLVED, that the proposed fidelity bond agreement (the "Fidelity Bond Agreement") is approved, with such further changes therein as the officers of the Company may determine to be necessary or desirable and proper, with the advice of Company counsel, the execution of said Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

[*Signature Page Follows*]

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Company this 10th day of July 2015.

By: /s/ Daniel Weintraub

Name: Daniel Weintraub

Title: Secretary